May 2, 2016

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: John Reynolds

Re:	Pershing Gold Corporation

Registration Statement on Form S-3 (File No. 333-210644)

Filed April 7, 2016

Dear Mr. Reynolds:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Pershing Gold Corporation (the “Company”) hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it may become effective at 4:00 p.m. Eastern Daylight Time on Wednesday, May 4, 2016, or as soon thereafter as practicable.

The Company acknowledges that:

•	should the Commission or staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the Registration Statement; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please advise Michelle Shepston of Davis Graham & Stubbs LLP at (303) 892-7344 when the order declaring the Registration Statement effective is signed.

Sincerely,

/s/ Eric Alexander

Eric Alexander
Vice President Finance and Controller

cc:	Ronald E. Alper

Michelle Shepston

Pershing Gold Corporation Ι 1658 Cole Boulevard, Building 6, Suite 210, Lakewood, CO 80401

Phone 720-974-7248 Ι www.pershinggold.com Ι Fax 720-974-7249